UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Tiger Media, Inc.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G88685105

(CUSIP Number)

Joshua B. Weingard, Esq.

Tiger Media, Inc.

4400 Biscayne Blvd.

Miami, FL 33137

(305) 575-4602

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 10, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G88685105	Page 2 of 6

(1)	Names of reporting persons Phillip Frost, M.D.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 10,666,790*
	(9)	Sole dispositive power
	(10)	Shared dispositive power 10,666,790*
(11)	Aggregate amount beneficially owned by each reporting person 10,666,790*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 31.48%
(14)	Type of reporting person (see instructions) IN

*	Frost Gamma Investments Trust (“Gamma Trust”) owns 10,666,790 shares (includes vested warrants to purchase 1,647,467 Ordinary Shares). Dr. Phillip Frost is the trustee of Gamma Trust. Frost Gamma L.P. is the sole and exclusive beneficiary of Gamma Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

SCHEDULE 13D

CUSIP No. G88685105	Page 3 of 6

(1)	Names of reporting persons Frost Gamma Investments Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization State of Florida
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 10,666,790*
	(9)	Sole dispositive power
	(10)	Shared dispositive power 10,666,790*
(11)	Aggregate amount beneficially owned by each reporting person 10,666,790*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 31.48%
(14)	Type of reporting person (see instructions) 00

*	Includes vested warrants to purchase 1,647,467 Ordinary Shares.

CUSIP No. G88685105	Page 4 of 6

This Amendment No. 10 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on December 6, 2007, as amended by Amendment No. 1 to the Schedule 13D filed on October 15, 2008, Amendment No. 2 to the Schedule 13D filed on April 13, 2009, Amendment No. 3 to the Schedule 13D filed on May 1, 2009, Amendment No. 4 to the Schedule 13D filed on July 14, 2009, Amendment No. 5 to the Schedule 13D filed on December 24, 2009, Amendment No. 6 to the Schedule 13D filed on November 22, 2011, Amendment No. 7 to the Schedule 13D filed on July 20, 2012, Amendment No. 8 to the Schedule 13D filed on August 23, 2012 and Amendment No. 9 to the Schedule 13D filed on January 17, 2013 (together the “Original Schedule 13D”), by Phillip Frost, M.D. and Frost Gamma Investments Trust (“Gamma Trust”) (collectively, the “Reporting Persons”). This Amendment is filed pursuant to the Amended and Restated Joint Filing Agreement as executed by the Reporting Persons (Exhibit 99.6 to Amendment No. 2 to the Schedule 13D filed on April 13, 2009 is hereby incorporated by this reference.)

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended by adding the following paragraphs to the end of the item:

Gamma Trust acquired 32,200 Ordinary Shares for investment purposes, in a transaction on May 15, 2013, at a price of $1.03 per share for an aggregate of $33,498.00.

Gamma Trust acquired 299,800 Ordinary Shares for investment purposes, in a transaction on July 10, 2013, at a price of $0.81 per share for an aggregate of $245,836.

The source of funds used in all transactions described above consists of working capital of Gamma Trust.

Item 4.	Purpose of Transaction.

Item 4 is deleted in its entirety and replaced with the following text:

The Reporting Persons acquired the Ordinary Shares for investment purposes. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire additional Ordinary Shares or other securities of the issuer convertible into Ordinary Shares. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to their investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the Ordinary Shares or Warrants which they now own or may hereafter acquire.

CUSIP No. G88685105	Page 5 of 6

Item 5.	Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following text:

(a) The Reporting Persons are the beneficial owners of 10,666,790 Ordinary Shares of the Issuer, representing 31.48% of the Issuer’s Ordinary Shares. This amount includes the right to acquire 1,647,467 Ordinary Shares pursuant to Warrants held by the Reporting Persons, each exercisable into one Ordinary Share. The percentage of beneficial ownership is based upon 32,232,760 Ordinary Shares outstanding as of July 10, 2013.

(b) Each of the Reporting Persons have the shared power to vote or direct to vote or the shared power to dispose or direct the disposition of 10,666,7901 Ordinary Shares of the Issuer beneficially held by the Reporting Person. The securities discussed above are owned of record by Gamma Trust, of which Dr. Frost is the trustee. Frost Gamma L.P. is the sole and exclusive beneficiary of Gamma Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. Accordingly, solely for purposes of reporting beneficial ownership of such shares pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, Dr. Frost may be deemed to be the beneficial owner of the shares held by Gamma Trust.

The filing of this statement shall not be construed as an admission that Dr. Frost or Gamma Trust is, for the purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

(c) Transactions in the Issuer’s securities affected by the Reporting Persons during the past sixty days:

Transaction Date	Quantity of Securities	Type of Transaction	Price Per Security

5/15/2013	32,200 shares	Open Market Purchase	$1.03 per share

7/10/2013	299,800 shares	Open Market Purchase	$0.81 per share

The Reporting Persons undertake to provide to Tiger Media, Inc., any security holder of Tiger Media, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares at each separate price.

There were no additional transactions in the last 60 days.

(d)-(e) Not applicable.

[1]	Of the 10,666,790 beneficially owned Ordinary Shares, the Reporting Persons have the shared power to vote 9,019,323 Ordinary Shares. The 1,647,467 Ordinary Shares underlying the Warrants do not entitle the Reporting Persons to vote until the Warrants are exercised and the underlying Ordinary Shares are issued.

CUSIP No. G88685105	Page 6 of 6

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2013	/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

FROST GAMMA INVESTMENTS TRUST

Dated: July 12, 2013	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D., Trustee